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                     January 2, 2024

       Larry Lei Wu
       Chief Executive Officer
       GigaCloud Technology Inc
       Unit A, 12/F, Shun Ho Tower
       24-30 Ice House Street
       Central, Hong Kong

                                                        Re: GigaCloud
Technology Inc
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-41454

       Dear Larry Lei Wu:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services